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                            BTU INTERNATIONAL, INC.
                                23 ESQUIRE ROAD
                           NORTH BILLERICA, MA  01862



                                            October 19, 2000


VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549
Attn:  Corey Jennings

     Re: BTU International, Inc.
         Registration Statement on Form S-2 (333-33610)
         ----------------------------------------------

Ladies and Gentlemen:

     In accordance with Rule 477(a) promulgated under the Securities Act of 1933, as amended, BTU International, Inc. (the "Applicant") hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-2 (Registration No. 333-33610), together with all exhibits and amendments thereto (the "Registration Statement"). The Applicant is requesting such withdrawal because of adverse market conditions.
No shares of the Registrant's common stock have been issued or sold under the Registration Statement.

     If you have any questions with respect to this request, please call the undersigned at (978) 667-4111.

                                         Very truly yours,

                                         BTU International, Inc.


                                             By:  /s/ PAUL J. VAN DER WANSEM
                                                 ---------------------------
                                                  Name: Paul J. Van der Wansem
                                                  Title: President and CEO